Frezer Inc.

April 12, 2006

TO:

Susan Reilly

U. S. Securities and Exchange Commission

FROM:

David R. Koos, CEO

Frezer Inc.

RE:

Frezer Inc. Response Draft Comment Letter of April, 7, 2006

Form 10

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 11

1. Please include in the table the addresses of the beneficial owners.

The section shall be updated from this:

“The following table sets forth certain information regarding what is anticipated to be the beneficial ownership of the Company's Common Stock as of July 15 2005, of each officer or director of the Company, by each person or firm who owns more than 5% of the Company’s outstanding shares and by all officers and directors of the Company as a group.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Bombardier Pacific Ventures	1,000,000 (a)	12.47%
Common	David R. Koos	2,168,505 (a) (b)(e)	27.0%
Common	Brian Pockett	900,027 (c)	11.22%
Common	AFN Trust	125,400 (a)	1.55%
Common	Geoffrey O’Neill	175,000 (d)	2.1%
Common	Cell Source Research	1,403 (a)	* less than 1.00%
	All Officers and Directors as a Group	3, 243,532	40.22%

(a) David R. Koos is the sole beneficial owner of Bombardier Pacific Ventures, Managing Director of Cell Source Research Inc and Trustee of the AFN Trust.

(b) David R. Koos is CEO and Chairman of the Board of Directors.

(c) Brian Pockett is COO and a member of our Board of Directors.

(d) Geoffrey O’Neill is President and a member of our Board of Directors.

(e) Includes shares beneficially owned by Bombardier Pacific Ventures, Cell Source Research and the AFN Trust.”

To this, which has been updated as of March 20, 2006:

“The following table sets forth certain information regarding what is anticipated to be the beneficial ownership of the Company's Common Stock as of March 20, 2006, of each officer or director of the Company, by each person or firm who owns more than 5% of the Company's outstanding shares and by all officers and directors of the Company as a group.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class

Common	Bombardier Pacific Ventures 711 South Carson Street, Suite 4,Reno, Nevada 89701	3,766,666 (a)	24.66%
Common	David R. Koos C/O Frezer, Inc. 1010 University Avenue, #40, San Diego, California 92103	4,435,171 (a) (b)(e)	29.83%
Common	Brian Pockett C/O Frezer, Inc 1010 University Avenue, #40, San Diego, California 92103.	2,566,694 (c)	17.27%
Common	AFN Trust 8885 Rio San Diego, Suite 357 San Diego, California 92103	125,400 (a)	*Less than 1.00%
Common	Geoffrey O’Neill C/O Frezer, Inc 1010 University Avenue, #40, San Diego, California 92103.	1,841,667 (d)	12.39%
Common	Cell Source Research 8885 Rio San Diego, Suite 357 San Diego, California 92103.	1,403 (a)	* less than 1.00%
	All Officers and Directors as a Group	8,843,532	59.49%

(a) David R. Koos is the sole beneficial owner of Bombardier Pacific Ventures, Managing Director of Cell Source Research Inc and Trustee of the AFN Trust.

(b) David R. Koos is CEO and Chairman of the Board of Directors.

(c) Brian Pockett is COO and a member of our Board of Directors.

(d) Geoffrey O’Neill is President and a member of our Board of Directors.

(e) Includes shares beneficially owned by Bombardier Pacific Ventures, Cell Source Research and the AFN Trust.”

2. Revise the disclosure to clarify whether or not Dr. Koos had served his 18 month suspension related to the Everen Securities matter, and if so, the dates on which such suspension was served.  If the suspension was not served, please describe why such suspension was not served.

The paragraph has been revised from

“On June 26 - 28 of 2001 the NYSE held an administrative hearing panel regarding Mr. David Koos’ handling of a client’s account while he was at Everen Securities. Mr. Koos has not been employed by Everen over the last five years.  The panel found Mr. Koos had engaged in excessive, unsuitable and discretionary trading in a client’s account.  The NYSE found Mr. Koos guilty of the aforementioned and suspended him from association with the NYSE and its affiliates for a period of 9 months.  On appeal, the Enforcement Division requested the suspension be 18 months, which was upheld by the Appeal Board.”

To

“On June 26 - 28 of 2001 the NYSE held an administrative hearing panel regarding Mr. David Koos’ handling of a client’s account while he was at Everen Securities. Mr. Koos has not been employed by Everen over the last five years.  The panel found Mr. Koos had engaged in excessive, unsuitable and discretionary trading in a client’s account.  The NYSE found Mr. Koos guilty of the aforementioned and suspended him from association with the NYSE and its affiliates for a period of 9 months.  On appeal, the Enforcement Division requested the suspension be 18 months, which was upheld by the Appeal Board.

The suspension began on May 10, 2002 at the close of business and lasted until November 10, 2003, licenses were re-instated with Amerivet Securities Inc. on March 31, 2004.   Amerivet’s business is currently on hold as the CEO is on deployment in Iraq.”

Item 5. Directors. Executive Officers. Promoters and Control Persons, page 11

3. Please ensure that the first paragraph of Mr. Koo's biographical information contains all of his business experience during the past five years, including his prior involvement with Cell Bio-Systems, Inc. We note that you have included Cell Bio-Systems, Inc. in the five-year table at the end of the section.

The original text of the paragraph in question which reads:

“David R. Koos, PhD & DBA (47) - Chairman and CEO, Secretary, Acting CFO

Dr.  Koos has served as our CEO, Secretary, and Acting CFO and as Chairman of our board of Directors since our inception.  Dr. Koos has been involved with investment banking, venture capital, and investor relations for the past 20 years. He has worked with several major Wall Street Investment Banks and was a Vice-President of Investments with Sutro & Co., Everen Securities and Dean Witter.  Dr. Koos is also the Founder and President of Venture Bridge, Inc.   Dr. Koos’ professional experience includes Co-Founder, Director, President and Managing Director of Cell Source Research Inc. He serves concurrently as President of Venture Bridge, Inc., (a private business development company), Chairman and CEO of Bio-Matrix Scientific Inc. and President and Managing Director of Cell Source Research Inc.   Dr. Koos has extensive involvement with Initial Public Offerings, Secondary Offerings and Private Placements, greatly benefiting Frezer, Inc. “

Has been amended to read

“David R. Koos, PhD & DBA (47) - Chairman and CEO, Secretary, Acting CFO

Dr.  Koos has served as our CEO, Secretary, and Acting CFO and as Chairman of our board of Directors since our inception. Over the past five years, Dr. Koos either is currently, or has previously  been employed as: Chairman, Chief Executive Officer, Secretary & Acting Chief Financial Officer of Bio-Matrix Scientific Group Inc. (December 6, 2004 to Present) , Managing Director & President of Cell Source Research Inc. (December 5, 2001 to Present) Managing Director & President of Venture Bridge Inc.( November 21, 2001 to Present) Chief Financial Officer & Secretary of Cell Bio-Systems Inc., a New York corporation currently operating under the name Franklin Scientific, Inc. (July 17, 2003 to December 1, 2003) and as a Registered Representative of Amerivet Securities, Inc.  (March 31, 2004 to Present and also from November, 2000 to May, 2002). In addition, Dr. Koos has been involved with investment banking, venture capital, and investor relations for the past 20 years. He has worked with several major Wall Street Investment Banks and was a Vice-President of Investments with Sutro & Co., Everen Securities and Dean Witter.”

4.   The title of the article cited in footnote one (1) on page 16 differs from the title that you had previously provided for us where the first word was "Induction."

The actual word is “Induction” and the typographical error is being corrected in the amendment.

Exhibit

5. We request that you revise the amended Exhibit 99-1 because the document continues to contain inconsistencies. It states: "Shares of FREZER, Inc. common stock will be distributed to holders of Bio-Matrix Scientific Group, Inc. common stock of record as of the close of business on May 31, 2005, which will be the record date." However, the document later states that the distribution date is June 15, 2005, which is consistent with the prospectus.

The Company does not understand where the Commission finds inconsistencies regarding this statement which identifies:

(a) who the distributees will be

“holders of Bio-Matrix Scientific Group, Inc. common stock of record as of the close of business on May 31,2005, which will be the record date” and

(b)  the record date for the distribution

The record date (the date set by the then parent company on which an individual must own shares in order to be eligible to receive the distribution) is separate from the Distribution Date, which the Company feels is clearly identified in the document as June 15, 2005.

Form 10-KSB

6.  Please update the Form 10-KSB for the year ended December 31, 2005 to be consistent with the above comments regarding the Form 10-SB.

The 10-KSB shall be updated appropriately

Recent Sales of Unregistered Securities, page 10

7.   On page 11 of the Form 10-KSB, please identify the consultant to whom you issued common stock in December 2005 and describe the services provided. Also, discuss the nature and availability of information about the company to which the consultant had access.

The paragraph has been changed from

“In December, 2005 the Company issued 57,916 shares of common stock in exchange for $11,187 of services to one of the companies outside consultants. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended. No underwriters were retained to serve as placement agents. The shares were offered directly through the management of the Company, and the consideration for the shares were services rendered by the outside consultants.  No commission or other consideration was paid in connection with the sale of the shares. There was no advertisement or general solicitation made in connection with this Offer and Sale of shares.

Written disclosure was given  to each consultant  prior to issuance of the shares  that the shares of  Common Stock have not been registered under the Act and, therefore, cannot be resold unless they are registered under the Act or unless an exemption from registration is available; and

A legend was placed on the certificate that evidences the shares of Common Stock stating that the shares of Common Stock have not been registered under the Act and setting forth or referring to the restrictions on transferability and sale of the shares of Common Stock.”

To:

“In December, 2005 the Company issued 57,916 shares of common stock to Mr. Richard Owen, an outside consultant, in exchange for $11,187 of services consisting of assistance in brochure design, trade show planning and creation of for the Company’s website. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended. No underwriters were retained to serve as placement agents. The shares were offered directly through the management of the Company, and the consideration for the shares were services rendered by Mr. Owen. Mr. Owen was given the opportunity to examine the Company’s EDGAR filings with the United States Securities and Exchange Commission.  No commission or other consideration was paid in connection with the sale of the shares. There was no advertisement or general solicitation made in connection with this Offer and Sale of shares.

Written disclosure was given to Mr. Owen prior to issuance of the shares that the shares of  Common Stock have not been registered under the Act and, therefore, cannot be resold unless they are registered under the Act or unless an exemption from registration is available; and

A legend was placed on the certificate that evidences the shares of Common Stock stating that the shares of Common Stock have not been registered under the Act and setting forth or referring to the restrictions on transferability and sale of the shares of Common Stock.”

8. In this section, please provide the information from Note 8 of the financial statements regarding the February 23, 2006 issuance by the company of an additional 187,500 shares to various consultants assisting the company with its business model implementation. Also, disclose the section of the Securities Act or the rule of the Commission under which you claimed exemption from registration, and ensure that you have provided all the facts relied upon to make the exemption available. In addition, discuss the nature and availability of information about the company to which the consultant had access.

The following paragraphs have been added to Part 2 Item 5 (d) of the Form 10KSB:

On February 23, 2006 the Company issued 25,000 shares of common stock to Mr. Ron Paugh, a consultant, in exchange for services rendered by Mr. Paugh consisting of assisting the Company in locating and introducing the Company to marketing professionals with the ability to assist the Company in developing an overall marketing and public relations campaign aimed at branding and public awareness. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended. No underwriters were retained to serve as placement agents. The shares were offered directly through the management of the Company, and the consideration for the shares were services rendered by Mr. Paugh. Mr. Paugh was given the opportunity to examine the Company’s EDGAR filings with the United States Securities and Exchange Commission.  No commission or other consideration was paid in connection with the sale of the shares. There was no advertisement or general solicitation made in connection with this Offer and Sale of shares.

Written disclosure was given to Mr. Paugh  prior to issuance of the shares  that the shares of  Common Stock have not been registered under the Act and, therefore, cannot be resold unless they are registered under the Act or unless an exemption from registration is available; and

A legend was placed on the certificate that evidences the shares of Common Stock stating that the shares of Common Stock have not been registered under the Act and setting forth or referring to the restrictions on transferability and sale of the shares of Common Stock.”

On February 23, 2006 the Company issued 12,500 shares of common stock to Mr. Richard Owen, a consultant, in exchange for services rendered by Mr. Owen consisting of assistance in brochure design, trade show planning and creation of for the Company’s website. These shares were in addition to 57,916 common shares which were issued to Mr. Owen in December, 2005. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended. No underwriters were retained to serve as placement agents. The shares were offered directly through the management of the Company, and the consideration for the shares were services rendered by Mr. Owen.  Mr. Owen was given the opportunity to examine the Company’s EDGAR filings with the United States Securities and Exchange Commission.  No commission or other consideration was paid in connection with the sale of the shares. There was no advertisement or general solicitation made in connection with this Offer and Sale of shares.

Written disclosure was given to Mr. Paugh   prior to issuance of the shares  that the shares of  Common Stock have not been registered under the Act and, therefore, cannot be resold unless they are registered under the Act or unless an exemption from registration is available; and

A legend was placed on the certificate that evidences the shares of Common Stock stating that the shares of Common Stock have not been registered under the Act and setting forth or referring to the restrictions on transferability and sale of the shares of Common Stock.”

On February 23, 2006 the Company issued 150,000 shares of common stock to Mr. Louis Torio, a consultant, in consideration for agreeing to assist the Company over a six month period commencing on February 23, 2006 in the Company’s efforts to locate potential facilities sites in San Diego, CA and Las Vegas, NV.  The shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended. No underwriters were retained to serve as placement agents. The shares were offered directly through the management of the Company, and the consideration for the shares was the agreement by Mr. Torio to assist the Company, over a six month period commencing on February 23, 2006,   in locating potential facilities sites in San Diego, CA and Las Vegas, NV. Mr. Torio was given the opportunity to examine the Company’s EDGAR filings with the United States Securities and Exchange Commission.  No commission or other consideration was paid in connection with the sale of the shares. There was no advertisement or general solicitation made in connection with this Offer and Sale of shares.

Written disclosure was given to Mr. Torio  prior to issuance of the shares that the shares of  Common Stock have not been registered under the Act and, therefore, cannot be resold unless they are registered under the Act or unless an exemption from registration is available; and

A legend was placed on the certificate that evidences the shares of Common Stock stating that the shares of Common Stock have not been registered under the Act and setting forth or referring to the restrictions on transferability and sale of the shares of Common Stock.”

Item 8A. Controls and Procedures

9.  In this section please identify your principal executive and financial officers to whom you have attributed the disclosure regarding the following: the conclusions about the effectiveness of the disclosure controls and procedures; and the fact that there have been no significant changes in your internal controls over financial reporting.

The original text of Item 8A which reads:

“Item 8A.

Based on their evaluation as of a date within 90 days of the filing date of this Annual Report on Form 10-KSB, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the Exchange Act) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation and up to the filing date of this Annual Report on Form 10-KSB. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.”

Has been amended to read:

“Item 8A.

Based on his evaluation as of a date within 90 days of the filing date of this Annual Report on Form 10-KSB, the Company’s principal executive officer and principal financial officer, David Koos, has concluded that the Company’s disclosure controls and procedures as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the Exchange Act) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation and up to the filing date of this Annual Report on Form 10-KSB. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.”

Exhibits

10. Please ensure that you have filed all of the required exhibits. We note that you have issued shares in May, November and December of 2005, that is, during the reporting period for this Form 10-KSB, but that you have not filed any material agreements in connection with these sales.

The shares which were issued in May were the initial issuance of shares to the former parent.  There was no written agreement between the parties. The shares issued to consultants were issued pursuant to oral agreements between the recipient and the Company, through its management. There was no written agreement between the parties.  The form of agreements relating to private placements for cash will be filed with the amendment to the Form 10KSB.

Thank you for your assistance in this matter.

Sincerely,

/s/David R. Koos

David R. Koos

Chairman & CEO

1

1010 University Avenue, #40 │San Diego, CA  92103  │ Phone: 619.702.1404  Fax: 619.330.2328